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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005
Income before income tax expense	$15,817	$28,465	$17,535	$13,240	$5,421
Add:
Fixed charges	53,893	54,105	44,840	42,964	49,285

Income as adjusted	$69,710	$82,570	$62,375	$56,204	$54,706

Fixed charges:
Interest expense (excluding unrealized loss on interest rate swap)	$52,498	$52,688	$43,481	$41,767	$48,148
Portion of rents representative of the interest factor	1,395	1,417	1,359	1,197	1,137

Fixed charges	$53,893	$54,105	$44,840	$42,964	$49,285

Ratio of earnings to fixed charges	1.3x	1.5x	1.4x	1.3x	1.1x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollar Amounts in Thousands)